Exhibit 4

May 25, 2017

Board of Directors

Soupman, Inc.

1110 South Avenue, Suite 100

Staten Island, New York 10314

Gentlemen:

WealthColony Management Group, LLC is the general partner of WealthColony SPV II, L.P. (“WC SPVII”), the holder of 63,754,400 shares of the Common Stock of Soupman, Inc. (the “Company”). Based upon recent conversations and events, we have lost confidence in the Company’s Board of Directors and believe that the current composition of the Board is an impediment to obtaining funding which is critical to support and grow the Company’s operations. On behalf of WC SPVII, we request that the Board of Directors of the Company promptly take the following actions:

●	Appoint Jeffrey Freedman and Patrick Guadagno as members of the Board of Directors; and

●	Accept the resignations of Jamieson Karson and Ronald Crane as members of the Board of Directors.

Upon the reconstitution of the Board of Directors, the new Board will retain the services of Jamieson Karson as Chief Executive Officer until his replacement can be identified. In addition, the new Board will seek to obtain funding for Company operations and work with Company creditors to protect their interests and preserve and enhance shareholder value.

If the Board does not accept this proposal by 5:00 p.m. (New York time) on Friday, May 26, 2017, WealthColony Management Group, LLC reserves the right to pursue all other options necessary to protect WC SPVII’s investment, including, but not limited to, seeking to change the composition of the Company’s Board of Directors.

We look forward to the Board’s response.

Very truly yours,

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager